U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-09614
(Check One):	CUSIP NUMBER

[  ] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11K [ X ] Form 10-Q and Form 10-QSB

[  ] Form N-SAR

For Period Ended: April 30, 2002

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transaction Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Full Name of Registrant VAIL RESORTS, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number) 137 Benchmark Road

City, State and Zip Code Avon, Colorado 81620

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due (date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

On May 10, 2002, the Registrant announced that it was changing its public auditor to PricewaterhouseCoopers LLP ("PwC"), replacing Arthur Andersen LLP. As part of the transition to new auditors, PwC has advised the Registrant that a revision is necessary with respect to the Company's accounting for the sale of memberships in private member clubs, which has historically represented about 1-2% of the Registrant's reported Resort Revenue.

The Registrant and its new auditors are evaluating the period over which this revenue should be recognized, although that evaluation has not been completed. Also, the Registrant has not yet obtained the concurrence of its prior accountants to any such restatement of historical revenue.

Accordingly, as the Registrant and its auditors are still evaluating this revision in accounting, the Registrant needs additional time to file its Form 10-Q for the quarter ended April 30, 2002.

(Attach Extra Sheets if Needed)

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

James P. Donohue (970) 845-2506

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

See Exhibit A attached hereto.

VAIL RESORTS, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 17, 2002 By: /s/ James P. Donohue
Name: James P. Donohue
Title: Senior Vice President and Chief Financial Officer